Exhibit 4.4

ALLONGE (Extension) TO PROMISSORY NOTE

Dated _____________________________________ , 2013,

In the original amount of $ _____________________________________ ,

Having DynaResource, Inc. as Borrower and _____________________________________ as Lender

(the "Note")

1.     The provision of the Note entitled "Promise to Pay" is amended in its entirety, to read as follows:

PROMISE TO PAY. DynaResource, Inc., office address in Irving Texas as set forth above ("Borrower") hereby promises to pay to ______________ ("LENDER") in lawful money of the United States of America, the principal amount of ________________________________ ($______________), together with interest at the rate of 12.5% per annum on the unpaid principal' balance from the date of the note until maturity.

The loan will accrue interest for twelve months with the accrued interest added to principal. After the First Year, Interest will be paid Quarterly, in arrears, with the first payment due in Month sixteen and continuing until maturity unless redeemed earlier. Notwithstanding, the 2nd and 3"1- scheduled quarterly interest payments (quarter ended September 30, 2014 and December 31, 2014) will continue to accrue and be paid July 15, 2015.

2.	The provision of the Note entitled "Payment" is amended in its entirety, to read as follows:

PAYMENT, Borrower will pay interest only, quarterly in arrears starting in month sixteen. Interest will accrue for fifteen months and paid in month sixteen, and being paid quarterly in arrears thereafter and continuing until the note principal is paid in full. The annual interest rate for this Note is computed on a simple interest basis at 12.5% per annum. Borrower will pay Lender at Lender's address as shown on this loan document, or at such other place as Lender may designate in writing.

3.	The provision of the Note entitled "Maturity Date" is amended in its entirety, to read as follows:

MATURITY DATE. December 31, 2016.

4.      The provision of the Note entitled "Convertibility" is amended in its entirety, to read as follows:

CONVERTIBILITY. The Lender may, at any time prior to maturity or prepayment, Convert any unpaid principal and accrued interest into common stock of DynaResource, Inc. at the conversion price of $5.00 per share. Additionally, on conversion, lender would receive a Warrant exercisable into the Company's common stock at $7.50, such warrant expiring on December 31, 2016.

In addition, until March 31, 2015, the Lender may convert any unpaid principal and accrued interest into common stock at a conversion price of $2.50 per share.

5.	In all other respects, the terms and conditions of the Note shall remain unchanged.

SIGNATURES:

BORROWER:

DynaResource, Inc.

a Delaware corporation

By:
K.D. DIEPHOLZ
Chairman/CEO

LENDER:

By: